INVEST IN **RED HAT COFFEE**

Canned oat milk lattes co-branded with Oatly



redhatcoffee.com Austin TX

Food | Main Street | Sustainability | Product | Ecommerce

Highlights

1. Annualized revenue run rate of $800K in 2020.
2. We partnered with Oatly and launched our oat milk lattes in June of 2020!
3. Product is on shelves in Southern California, Central Texas, and NYC.
4. Authorized in Target stores that service a population of 30 million people.
5. Launched on Amazon in July 2020, H-E-B in January 2021, and Whole Foods in March 2021.
6. Our focus on uniquely flavored coffee beverages is in line with consumer desires.
7. Our health focused products are low in calories, low in sugar, gluten-free, dairy-free, all-natural.
8. Oat milk puts us on a path to reach global climate goals of cutting greenhouse gas emissions.

Our Team



James Darenkamp Cofounder & CFO

Spent 14 years in Corporate Finance in aerospace/defense & technology. Became a part of Red Hat Coffee in order to produce more uniquely flavored, healthy coffee alternatives to the market.

> We have simple goals that we aim for relentlessly: to make coffee delicious, to only use plant-based ingredients, and to spark delight in a daily routine, all while encouraging your creative endeavors along the way. We aim to create coffee that lifts your spirits while energizing you through your lively pursuits.



Ryan King Cofounder & CEO

Spent 11 years in the U.S. Navy. Became a part of Red Hat Coffee in order to produce more uniquely flavored, healthy coffee alternatives to the market.

Pitch


RED HAT COFFEE
FUEL YOUR CREATIVITY
NITRO
ORIGINAL
PEANUT BUTTER
CHURRO
OAT MILK LATTE


A GOAL FOR A SUSTAINABLE WORLD
WORKING TOWARDS A GREENER FUTURE
• GLASS OF DAIRY MILK (VS. GLASS OF OAT MILK):
• 10X MORE LAND & WATER
• 3X MORE EMISSIONS
• OAT MILK PUTS US ON A PATH TO REACH GLOBAL CLIMATE GOALS OF CUTTING GREENHOUSE GAS EMISSIONS BY 45% BEFORE 2030 AND REACH NET ZERO EMISSIONS BY 2050
• FUNDING NEEDED FOR GREENER PROJECTS & COMPANIES TO SUPPORT A SUSTAINABLE FUTURE
ENVIRONMENTAL IMPACT OF ONE GLASS (200ML) OF DIFFERENT MILKS
EMISSIONS (KG)
LAND USE (SQ M)
WATER USE (L)
DAIRY MILK
RICE MILK
SOY MILK
OAT MILK
ALMOND MILK
0.0 0.2 0.4 0.6
0.0 0.5 1.0 1.5
0 40 80 120
SOURCE: POORE & NEMECEK (2018), SCIENCE


WHY RED HAT COFFEE?
• WE SPECIALIZE IN UNIQUELY FLAVORED CANNED COLD BREW OAT MILK LATTES CO-BRANDED AND MADE WITH OATLY

- FOCUS ON HEALTH & SUSTAINABILITY
  - LOW CALORIE CONTENT
  - LOW SUGAR CONTENT
  - GLUTEN-FREE
  - DAIRY-FREE, USE OF SUSTAINABLY SOURCED OAT MILK
  - ALL-NATURAL INGREDIENTS
- ALL PRODUCTS ARE SHELF STABLE WITH A 1 YEAR SHELF LIFE

CORE TEAM

RYAN KING



COFOUNDER, RED HAT COFFEE

OPERATIONS
PRODUCT DEVELOPMENT
BUSINESS DEVELOPMENT
STRATEGY

JAMES DARENKAMP



COFOUNDER, RED HAT COFFEE

FINANCE
MARKETING
BUSINESS DEVELOPMENT
STRATEGY

ADVISORS

- SAM ALEXANDER – CO-PACKING, OPERATIONS
  - CEO, THE CALIFORNIA SPIRITS COMPANY
- BRET JOHNSON – SALES, MARKETING, DISTRIBUTION
  - FOUNDER, B-FUSION LLC; FORMER VP AT ROCKSTAR, PABST BREWING COMPANY, LA LIBATIONS

COMPANY TIMELINE

2016: BORN IN SAN DIEGO, CA

2017: LAUNCHED COLD BREW COFFEE KEG PROGRAM IN SOUTHERN CALIFORNIA

2018: NITRO COLD BREW CANS LAUNCHED IN SOUTHERN CALIFORNIA

2019: OPENED RED HAT COFFEE TAPROOM IN SAN DIEGO
-
CLOSED TAPROOM IN Q4 TO FOCUS ON OAT MILK LATTES

2020: LAUNCHED OATLY OAT MILK LATTES IN Q2
-
EXPANDED IN SOUTHERN CALIFORNIA, AUSTIN, NYC, & AMAZON

OPPORTUNITY SUMMARY

- HOW MUCH ARE WE RAISING?

- RAISING $500K

- WHERE ARE WE TODAY?
  - 2020 REVENUE OF $208K, ANNUALIZED RR OF $800K
  - OUR RED HAT COFFEE BRAND CAN BE FOUND FROM CALIFORNIA TO NYC IN RETAILERS SUCH AS TARGET, H-E-B, WHOLE FOODS, AMAZON, INDEPENDENT GROCERY, AND CONVENIENCE STORES

- WHERE ARE WE GOING?
  - 2021 REVENUE (EST.) OF $1.9M (MID-CASE)
  - PRODUCT, MARKET, & RETAILER EXPANSIONS

*THIS SLIDE CONTAINS FUTURE LOOKING PROJECTIONS WHICH CANNOT BE GUARANTEED

WHERE TO PLAY & HOW TO WIN

- GEOGRAPHY FOCUS
  - MAJOR METRO AREAS SUCH AS SOUTHERN CALIFORNIA, NYC, AUSTIN
- TARGET MARKET
  - RED HAT COFFEE – GEN Z & MILLENNIALS, LEAN FEMALE, FOCUS ON UNIQUE FLAVORS, MADE AND CO-BRANDED WITH OATLY
- RETAILERS
  - BIG BOX – TARGET
  - HEALTH/GROCERY – WHOLE FOODS, H-E-B
  - CONVENIENCE – 7-ELEVEN, LOCAL
  - ONLINE – AMAZON, SHOPIFY
- DISTRIBUTION
  - UTILIZE CURRENT DISTRIBUTION NETWORK TO PUSH PRODUCTS TO RETAILERS AND ON-PREMISE ACCOUNTS

RETAILER & GEOGRAPHICAL FOOTPRINT

	SOUTHERN CALIFORNIA, CENTRAL TEXAS, NYC
WHOLE FOODS MARKET	SOUTHERN CALIFORNIA, ARIZONA, NEVADA, HAWAII
H-E-B	CENTRAL TEXAS
	AVAILABLE NATIONWIDE (UNITED STATES)

DATA SUGGESTS INTEREST IN UNIQUE COFFEE FLAVORS


% OF RESPONDENTS
38%
35%
27%
24%
36%
29%
22%
22%
27%
22%
17%
15%
21%
18%
17%
15%
22%
19%
15%
13%
UNIQUE FLAVORS
EXTRA CAFFEINE
VITAMINS
IMMUNITY-BOOSTING INGREDIENTS
PROTEIN
ROASTED COFFEE CONSUMERS
RTD COFFEE CONSUMERS
SINGLE-CUP COFFEE CONSUMERS
SINGLE-CUP ESPRESSO CONSUMERS

BASE: 2,000 INTERNET USERS AGED 18+ | SOURCE: LIGHTSPEED/MINTEL (APR 2020)

DATA SUGGESTS INTEREST IN UNIQUE COFFEE FLAVORS (CONT)



UNIQUE FLAVORS (EG HORCHATA, LAVENDER) 37% 42%
EXTRA CAFFEINE 37% 35%
PROTEIN 28% 19%
VITAMINS 24% 25%
SINGLE-ORIGIN BEANS 22% 15%
NO SUGAR 20% 19%
IMMUNITY-BOOSTING INGREDIENTS 20% 26%
CAFFEINE-FREE 17% 18%
ANTIOXIDANTS 16% 22%
PREBIOTICS/PROBIOTICS 11% 18%
COLLAGEN 9% 14%
NONE OF THE ABOVE 25% 19%
% OF RESPONDENTS
MALE, 18-34
FEMALE, 18-34

BASE: 2,000 INTERNET USERS AGED 18+ / SOURCE: LIGHTSPEED/MINTEL (APR 2020)

INDUSTRY RTD COFFEE SALES



$3.5B
$3.0B
$2.5B
$2.0B
$1.5B
$1.0B
$0.5B
$0.0B
$1.7B
+12%
$1.9B
+16%
$2.2B
+23%
$2.7B
+15%
$3.1B
2015
2016
2017
2018
2019

2019 RTD COFFEE MARKET SIZE OF $3.1B

SOURCE: NIELSEN RETAIL MEASUREMENT SERVICES

- 2018-2019 YOY GROWTH OF 15%, OR $0.4B
- THIS GROWTH HAS BEEN DRIVEN BY A STREAM OF INNOVATIONS IN FLAVORS, INGREDIENTS, AND ARTISANAL BREWING TECHNIQUES

USES OF CAPITAL

- ALLOCATION OF CAPITAL
  - COGS – PRODUCTION COSTS INCLUDING, INGREDIENTS, CANS, PACKAGING
  - SALES REPS – LA, NYC
  - VP OF SALES – SALES STRATEGY, NATIONAL ACCOUNTS
  - MARKETING – PROMOTIONS, FREE FILLS, AD CAMPAIGNS
- USES OF CAPITAL WILL ACHIEVE:
  - ECONOMIES OF SCALE TO REDUCE COGS
  - INCREASE IN ACCOUNTS
  - GROWTH IN BRAND AWARENESS

ALLOCATION %



5%
10%
15%
70%
COGS
SALES REPS
VP OF SALES
MARKETING

2021 FINANCIAL PROJECTIONS

	LOW CASE	MID CASE	HIGH CASE
REVENUE	$1,309,090	$1,875,182	$2,556,263
COGS	$906,293	$1,105,877	$1,424,531
GROSS MARGIN	$402,797	$769,306	$1,131,732
GM %	*31%*	*41%*	*44%*
OPEX	$468,425	$534,017	$595,000
OPERATING PROFIT	($65,628)	$235,289	$536,732
OP. PROFIT %	*-5%*	*13%*	*21%*
CASH FLOW	($428,599)	($174,856)	($23,782)

UNIT / ULE METRICS (MID CASE)
- CANS / YEAR – 1.0M
- PALLETS / YEAR – 318

P&L METRICS (MID CASE)
- REVENUE – $1.9M
- GROSS MARGIN – $0.8M
- GROSS MARGIN % – 41%
- OP. PROFIT – $0.2M

**THIS SLIDE CONTAINS FUTURE LOOKING PROJECTIONS WHICH CANNOT BE GUARANTEED*

THE OPPORTUNITY

- RAISING $500K
- CAPITAL WILL BE USED TO FUND COGS, KEY HIRES, AND MARKETING
- THIS FUNDING ROUND WILL BE SUFFICIENT TO SUSTAIN THE ORGANIZATION WELL INTO 2021
- FUTURE FUNDING ROUNDS MAY BE INITIATED TO FUND FURTHER EXPANSION OF PRODUCTS, MARKETS, AND RETAILERS

APPENDIX

RED HAT COFFEE

FUEL YOUR CREATIVITY

- PRODUCT LINE
  - CO-BRANDED OATLY BASED CANNED OAT MILK LATTES
  - UNIQUE FLAVOR OFFERINGS – CHURRO, PEANUT BUTTER, S'MORES, ORIGINAL
- WHERE WE PLAY
  - MASS MERCHANDISERS (TARGET), GROCERY, C-STORES
- DISTRIBUTION FOOTPRINT
  - CALIFORNIA, CENTRAL TEXAS, NYC
- TARGET MARKET
  - GEN Z & MILLENNIALS, 18-35 YEARS OLD
  - FEMALE BRANDING EMPHASIS

RETAIL ACCOUNT MAPS

SOUTHERN CALIFORNIA



AUSTIN, TX



NEW YORK, NY



AS OF OCTOBER 2020

CURRENT PRODUCT LINEUP

ORIGINAL

COMBINES MODERN INGREDIENTS WITH TRADITIONAL FLAVOR. COLD BREW COFFEE MIXED WITH OATLY OAT MILK CREATES A SMOOTH AND FROTHY LATTE EXPERIENCE.

INGREDIENTS: OATLY, PURIFIED WATER, COLD BREW COFFEE

TASTING NOTES: CREAMY, NUTTY

CHURRO

SATISFIES YOUR TASTE BUDS WITH HINTS OF RICH CINNAMON AND BROWN SUGAR IN COMBINATION WITH COLD BREW COFFEE AND SMOOTH OATLY OAT MILK.

INGREDIENTS: OATLY, PURIFIED WATER, COLD BREW COFFEE, BROWN SUGAR, NATURAL FLAVORS

TASTING NOTES: RICH TASTING, CREAMY, HINTS OF WARM SPICES

PEANUT BUTTER

PROVIDES HINTS OF NUTTY FLAVOR IN COMBINATION WITH COLD BREW COFFEE AND AND CREAMY OATLY OAT MILK.

INGREDIENTS: OATLY, PURIFIED WATER, COLD BREW COFFEE, POWDERED PEANUT BUTTER, BROWN SUGAR, SALT

TASTING NOTES: NUTTY, CREAMY, LIGHTLY SALTED


RED HAT COFFEE
NITRO
ORIGINAL
OAT MILK LATTE
CHURRO
PEANUT BUTTER

70 CALORIES, 3G OF SUGAR | 90 CALORIES, 9G OF SUGAR | 110 CALORIES, 8G OF SUGAR

2021 PRODUCT RE-BRANDING (2021 Q2 LAUNCH)


Red Hat
COFFEE
CHURRO
OAT MILK LATTE
PEANUT BUTTER
S'MORES
ORIGINAL

VEGAN | DAIRY FREE | GLUTEN FREE

RED HAT COFFEE HAS PARTNERED WITH OATLY!

- WE ARE THE ONLY RTD CANNED OAT MILK LATTES MADE WITH AND CO-BRANDED WITH OATLY
- SUPPLIER & LICENSING AGREEMENT INCLUDES USE OF OATLY NAME & LOGO FOR:
  - CO-BRANDED PRODUCTS
  - MARKETING
  - PROMOTIONAL MATERIALS
  - SOCIAL MEDIA
  - WEBSITE




TOTALLY
OAT-
SOME!
THE ORIGINAL
THE ORIGINAL
THE ORIGINAL

WHY OATLY?

- OATLY IS THE GLOBAL MARKET LEADER IN THE OATMILK CATEGORY
  - SALES OF $200M (2019) WITH PLANS TO DOUBLE TO $400M BY 2021*
- MORE SUSTAINABLE THAN OTHER PLANT-BASED MILKS
- CLOSEST ALTERNATIVE TO DAIRY WHEN USED IN COFFEE*
- RECEIVED $200M IN FUNDING FROM BLACKSTONE TO FUEL


LY!
LY!
LY!
EXPANSION
*FORBES


OATLY SALES PERFORMANCE
4-WEEK SALES $ GROWTH*
600%
500%
400%
300%
200%
100%
0%
42%
345%
412%
OTHER
Dairy Alternatives
Oatly
Oatmilk
52-WEEK SALES $ GROWTH*
600%
500%
400%
300%
200%
100%
0%
9%
458%
545%
OTHER
Dairy Alternatives
Oatly
Oatmilk
We promise to be a good company.
OATLY SALES ($) GREW 458% OVER THE PRIOR 52 WEEKS*
*SOURCE: OATLY, FOR PERIOD ENDING 3/21/20

How much are you investing in Red Hat Coffee on these terms?

Terms:
Future Equity
$5M $4M valuation cap
First $50K will invest in a SAFE with a $4M valuation cap and 20% discount.

$2,000

- [ ] I already invested
- [x] I will invest later on Wefunder

How much have you already invested in Red Hat Coffee on better terms?

$0

What is your title and company?

Ross Davis

What is your LinkedIn URL?

https://linkedin.com/example

Why are you investing in Red Hat Coffee?

This will be public. See some examples of great endorsements.

Red Hat Coffee's focus on uniquely flavored cold brew oat milk lattes differentiates them from their competition. They have figured out a way to put a coffee shop specialty beverage into a grab-and-go format. All of this while still focusing on health and sustainability. The company has tremendous growth ahead of them and is uniquely positioned to do well in all retail channels. They have already proven that they can land major retail accounts such as Target, Whole Foods, and H-E-B, in major metropolitan markets (Southern California, NYC, Austin, etc.). In addition, their management and advisory teams have what it takes to continuously innovate and generate a path to exit.

UPDATE INFORMATION